Healthcare Merger Corp.

623 Fifth Avenue, 14th Floor

New York, NY 10022

October 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Healthcare Merger Corp.
Registration Statement on Form S-4, as amended
Filed August 18, 2020
File No. 333-248097

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Merger Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on October 14, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Steven J. Shulman
Steven J. Shulman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Weil, Gotshal & Manges LLP
Orrick, Herrington & Sutcliffe LLP